Exhibit 99.1

AV Homes Reports Results for Second Quarter 2018

Second Quarter 2018 Highlights - as compared to the prior year second quarter (unless otherwise noted)

•	Total revenue increased 1.2% to $203.6 million
•	Homebuilding revenue increased 0.9% to $198.7 million
•	Average selling price for homes delivered increased 1.5% to $336,000 per home
•	Backlog increased 2.1% to 1,092 units

Scottsdale, AZ (August 1, 2018) – AV Homes, Inc. (Nasdaq: AVHI), a developer and builder of residential communities in Florida, the Carolinas, Arizona and Texas, today announced results for its second quarter ended June 30, 2018.  Total revenue for the second quarter of 2018 increased 1.2% to $203.6 million from $201.2 million in the second quarter of 2017.  Net income and diluted earnings per share increased to  $3.0 million and $0.13 per share, respectively, compared to net income of $0.6 million and $0.03 per share in the second quarter of 2017.  The second quarter of 2017 results included a $2.9 million pre-tax charge for debt extinguishment costs for the partial tender of the Company’s 8.50% Senior Notes.

The increase in total revenue for the second quarter of 2018 compared to the prior year period included a 0.9% increase in homebuilding revenue to $198.7 million.  The increase in homebuilding revenue was primarily driven by increases in average selling prices.  During the second quarter of 2018, the Company delivered 592 homes, comparable to the 595 homes delivered during the second quarter of 2017, and the average unit price per closing improved 1.5% to approximately $336,000 from approximately $331,000 in the second quarter of 2017 due to price increases and improvements in the mix of homes sold.

Homebuilding gross margin was 17.4% in the second quarter of 2018, comparable to the 17.4% in the second quarter of 2017 with margin improvement in Florida and Arizona being offset by lower margins in the Carolinas and the 10 basis point negative impact from the purchase accounting for Oakdale-Hampton Homes in Dallas.  Homebuilding gross margin is inclusive of the impact associated with the expensing of previously capitalized interest of 2.5% and 2.8% in the 2018 and 2017 periods, respectively.

Total SG&A expense as a percent of homebuilding revenue increased to 14.5% in the second quarter of 2018 from 13.7% in the second quarter of 2017.  Homebuilding SG&A expense as a percentage of homebuilding revenue increased to 11.9% in the second quarter of 2018 from 11.2% in the second quarter of 2017.  The increase was primarily due to the initial SG&A investment in Dallas as we increase the communities with deliveries from six at the beginning of the year to an estimated 16 communities by the end of the year.  Corporate general and administrative expenses as a percentage of homebuilding revenue remained flat at 2.5% in the second quarter of 2018 compared to the same period a year ago.

The number of new housing contracts signed, net of cancellations, during the three months ended June 30, 2018 decreased 10.3% to 620 units, compared to 691 units during the same period in 2017.  The average sales price on contracts signed in the second quarter of 2018 increased 5.6% to approximately $342,000 from approximately $324,000 in the second quarter of 2017.  The aggregate dollar value of the contracts signed during the second quarter decreased 5.3% to $211.8 million, compared to $223.7 million during the same period one year ago.  The backlog value of homes under contract but not yet closed as of June 30, 2018 increased 3.4% to $365.3 million on 1,092 units, compared to $353.4 million on 1,070 units as of June 30, 2017.

Definitive Merger Agreement with Taylor Morrison Home Corporation

On June 7, 2018, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Taylor Morrison Home Corporation, (“Taylor Morrison”).  Subject to the terms and conditions set forth in the Merger Agreement, each issued and outstanding share of common stock of AV Homes will be converted into the right to receive (A) 0.9793 shares of Taylor Morrison Class A common stock (“Taylor Morrison Shares”); (B) $21.50 in cash; or (C) $12.64 in cash, and 0.4034 Taylor Morrison Shares.   The cash election and stock election are subject to adjustment pursuant to the terms of the Merger Agreement such that the aggregate consideration will consist of approximately 58.8% cash and approximately 41.2% Taylor Morrison Shares.  The completion of the transaction is subject to customary closing conditions.

As a result of the Company’s entry into the Merger Agreement with Taylor Morrison, the Company will not be hosting a conference call or webcast to discuss its financial results for the second quarter ended June 30, 2018.

About AV Homes, Inc.

AV Homes, Inc. is engaged in homebuilding and community development in Florida, the Carolinas, Arizona and Texas. Its principal operations are conducted in the greater Orlando, Jacksonville, Charlotte and Raleigh, Phoenix and Dallas-Fort-Worth markets. The Company builds communities that serve both active adults (55 years and older) as well as people of all ages. AV Homes common shares trade on NASDAQ under the symbol AVHI. For more information, visit www.avhomesinc.com.

This news release and the Investor Presentation posted to our website contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: the cyclical nature of the homebuilding industry and its dependence on broader economic conditions; availability and suitability of undeveloped land and improved lots; ability to develop communities within expected timeframes; increases in interest rates and availability of mortgage financing; the impact of the Tax Cuts and Jobs Act on homebuyer demand; elimination or reduction of tax benefits associated with home ownership; the prices and supply of building materials; the availability and skill of subcontractors; our ability to successfully integrate acquired businesses; effect of our expansion efforts on our cash flows and profitability; competition for home buyers, properties, financing, raw materials and skilled labor; our ability to access sufficient capital; our ability to generate sufficient cash to service our indebtedness; terms of our financing documents that may restrict our operations and corporate actions; fluctuations in interest rates; our current level of indebtedness and potential need for additional financing; our ability to purchase outstanding notes upon certain fundamental changes; our ability to obtain letters of credit and surety bonds; cancellations of home sale orders; the geographic concentration of our operations; inflation affecting homebuilding costs or deflation affecting declines in spending and borrowing levels; warranty and construction defect claims; health and safety incidents in homebuilding activities; the seasonal nature of our business; impacts of weather conditions and natural disasters; resource shortages and rate fluctuations; value and costs related to our land and lot inventory; overall market supply and demand for new homes; our ability to recover our costs in the event of reduced home sales; conflicts of interest involving our largest stockholder; contractual restrictions under a stockholders agreement with our largest stockholder; dependence on our senior management; effects of government regulation of development and homebuilding projects; development liabilities that may impose payment obligations on us; our ability to utilize our deferred income tax asset; impact of environmental changes and governmental actions in response to environmental changes; dependence on digital technologies and related cyber risks; future sales or dilution of our equity; impairment of intangible assets; and other factors described in our most recent Annual Report on Form 10-K for and our other filings with the Securities and Exchange Commission, which filings are available on www.sec.gov. In addition, material risks that could cause actual results to differ from forward-looking statements include: the integration of Taylor Morrison and AV Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and AV Homes; the risk associated with AV Homes’ ability to obtain the shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Taylor Morrison’s and AV Homes’ homes and the impact of competitive responses to the announcement of the transaction; access to available financing on a timely basis and on reasonable terms.  Forward-looking statements are based on the expectations, estimates, or projections of management as of the date of this news release and the Investor Presentation. AV Homes disclaims any intention or obligation to update or revise any forward-looking statements to reflect subsequent events and circumstances, except to the extent required by applicable law.

Additional Information about the Merger and Where to Find It:

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Taylor Morrison and AV Homes, Taylor Morrison has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary Proxy Statement of AV Homes that also constitutes a preliminary Prospectus of Taylor Morrison (the “Proxy Statement/Prospectus”). AV Homes plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF AV HOMES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, AV HOMES, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents (when available) filed with the SEC by Taylor Morrison and AV Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by AV Homes in the Investor Relations section of AV Homes’ website at http://investors.avhomesinc.com or by contacting AV Homes’ Investor Relations at m.burnett@avhomesinc.com or by calling (480) 214-7408.

Participants in the Merger Solicitation

Taylor Morrison, AV Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of AV Homes in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and information regarding AV Homes’ directors and executive officers is also included in AV Homes’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. These documents are available free of charge as described above.

Investor Contact:

Mike Burnett

EVP, Chief Financial Officer

480-214-7408

m.burnett@avhomesinc.com

AV HOMES, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations and Comprehensive Income

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenues
Homebuilding	$198,656	$196,884	$343,801	$345,544
Amenity and other	4,289	4,125	9,107	8,762
Land sales	615	185	2,660	2,436
Total revenues	203,560	201,194	355,568	356,742

Expenses
Homebuilding cost of revenue	164,055	162,600	285,032	285,465
Amenity and other	4,106	3,566	9,350	7,896
Land sales	207	180	438	1,162
Total real estate expenses	168,368	166,346	294,820	294,523
Selling, general and administrative expenses	28,718	27,014	54,233	49,385
Interest income and other	(581)	(253)	(850)	(258)
Interest expense	3,012	3,685	6,403	4,522
Loss on extinguishment of debt	—	2,933	—	2,933
Total expenses	199,517	199,725	354,606	351,105

Income before income taxes	4,043	1,469	962	5,637
Income tax expense	1,044	822	306	2,551
Net income	$2,999	$647	$656	$3,086

Basic earnings per share	$0.13	$0.03	$0.03	$0.14
Basic weighted average shares outstanding	22,584	22,487	22,577	22,479

Diluted earnings per share	$0.13	$0.03	$0.03	$0.14
Diluted weighted average shares outstanding	22,925	22,800	22,908	22,785

AV HOMES, INC. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

(in thousands)

	June 30,	December 31,
	2018	2017
Assets	(unaudited)
Cash and cash equivalents	$115,978	$240,990
Restricted cash	1,794	1,165
Receivables	4,366	13,702
Land and other inventories	731,552	603,851
Property and equipment, net	39,948	32,664
Prepaid expenses and other assets	21,693	17,117
Deferred tax assets, net	70,079	70,365
Goodwill	39,023	30,290
Total assets	$1,024,433	$1,010,144

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$40,542	$35,810
Accrued and other liabilities	33,418	29,193
Customer deposits	13,730	9,507
Estimated development liability	31,363	31,556
Senior debt, net	473,086	472,108
Total liabilities	592,139	578,174

Stockholders’ Equity
Common stock, par value $1 per share	22,472	22,475
Additional paid-in capital	406,292	404,859
Retained earnings	6,549	7,655
	435,313	434,989
Treasury stock	(3,019)	(3,019)
Total stockholders’ equity	432,294	431,970
Total liabilities and stockholders’ equity	$1,024,433	$1,010,144

AV HOMES, INC. AND SUBSIDIARIES

Unaudited Supplemental Information

(in thousands)

The following table represents a reconciliation of the net income and weighted average shares outstanding for the calculation of basic and diluted earnings per share for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Numerator:
Basic net income	$2,999	$647	$656	$3,086
Effect of dilutive securities	—	—	—	—
Diluted net income	$2,999	$647	$656	$3,086

Denominator:
Basic weighted average shares outstanding	22,584	22,487	22,577	22,479
Effect of dilutive securities	341	313	331	306
Diluted weighted average shares outstanding	22,925	22,800	22,908	22,785

Basic earnings per share	$0.13	$0.03	$0.03	$0.14
Diluted earnings per share	$0.13	$0.03	$0.03	$0.14

The following table represents interest incurred, interest capitalized, and interest expense for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Interest incurred	$8,518	$9,318	$17,036	$15,523
Interest capitalized	(5,506)	(5,633)	(10,633)	(11,001)
Interest expense	$3,012	$3,685	$6,403	$4,522

The following table represents depreciation and amortization expense and the amortization of previously capitalized interest for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Depreciation and amortization (1)	$1,509	$1,035	$2,884	$1,916
Amortization of previously capitalized interest	5,019	5,445	8,820	9,930

(1) Depreciation and amortization does not include the amortization of debt issuance costs, which is recorded in interest expense.

The following table provides a comparison of certain financial data related to our operations for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Operating income:
Florida
Revenues:
Homebuilding	$74,140	$79,112	$132,243	$149,599
Amenity and other	4,289	4,125	9,107	8,762
Land sales	615	—	2,660	1,469
Total revenues	79,044	83,237	144,010	159,830
Expenses:
Homebuilding cost of revenue	58,540	62,640	103,617	118,634
Homebuilding selling, general and administrative	9,313	9,106	18,415	18,404
Amenity and other	4,088	3,548	9,310	7,855
Land sales	207	—	438	196
Segment operating income	$6,896	$7,943	$12,230	$14,741

Carolinas
Revenues:
Homebuilding	$76,119	$82,517	$130,023	$129,362
Land sales	—	—	—	782
Total revenues	76,119	82,517	130,023	130,144
Expenses:
Homebuilding cost of revenue	65,470	70,048	113,633	110,181
Homebuilding selling, general and administrative	8,173	9,140	15,130	14,163
Land sales	—	—	—	786
Segment operating income	$2,476	$3,329	$1,260	$5,014

Arizona
Revenues:
Homebuilding	$39,736	$35,255	$64,982	$66,583
Land sales	—	185	—	185
Total revenue	39,736	35,440	64,982	66,768
Expenses:
Homebuilding cost of revenue	32,698	29,912	53,832	56,650
Homebuilding selling, general and administrative	4,269	3,782	7,394	7,153
Amenity and other	18	18	40	41
Land sales	—	180	—	180
Segment operating income	$2,751	$1,548	$3,716	$2,744

Texas
Revenues:
Homebuilding	$8,661	$—	$16,553	$—
Total revenue	8,661	—	16,553	—
Expenses:
Homebuilding cost of revenue	7,347	—	13,950	—
Homebuilding selling, general and administrative	1,954	—	3,541	—
Segment operating loss	$(640)	$—	$(938)	$—

Operating income	$11,483	$12,820	$16,268	$22,499

Unallocated income (expenses):
Interest income and other	581	253	850	258
Corporate general and administrative expenses	(5,009)	(4,986)	(9,753)	(9,665)
Loss on extinguishment of debt	—	(2,933)	—	(2,933)
Interest expense	(3,012)	(3,685)	(6,403)	(4,522)
Income before income taxes	4,043	1,469	962	5,637
Income tax expense	1,044	822	306	2,551
Net income	$2,999	$647	$656	$3,086

Data from closings for the Florida, Carolinas, Arizona and Texas segments for the three and six months ended June 30, 2018 and 2017 is summarized as follows (dollars in thousands):

			Average
	Number		Price
For the three months ended June 30,	of Units	Revenues	Per Unit
2018
Florida	248	$74,140	$299
Carolinas	200	76,119	381
Arizona	117	39,736	340
Texas	27	8,661	321
Total	592	$198,656	336

2017
Florida	268	$79,112	$295
Carolinas	220	82,517	375
Arizona	107	35,255	329
Texas	—	—	—
Total	595	$196,884	331

			Average
	Number		Price
For the six months ended June 30,	of Units	Revenues	Per Unit
2018
Florida	445	$132,243	$297
Carolinas	345	130,023	377
Arizona	187	64,982	347
Texas	53	16,553	312
Total	1,030	$343,801	334

2017
Florida	515	$149,599	$290
Carolinas	342	129,362	378
Arizona	200	66,583	333
Texas	—	—	—
Total	1,057	$345,544	327

Data from contracts signed for the Florida, Carolinas, Arizona and Texas segments for the three and six months ended June 30, 2018 and 2017 is summarized as follows (dollars in thousands):

	Gross
	Number		Contracts		Average
	of Contracts		Signed, Net of	Dollar	Price Per
For the three months ended June 30,	Signed	Cancellations	Cancellations	Value	Unit
2018
Florida	259	(28)	231	$70,843	$307
Carolinas	215	(15)	200	76,082	380
Arizona	177	(28)	149	50,306	338
Texas	65	(25)	40	14,573	364
Total	716	(96)	620	$211,804	342

2017
Florida	405	(36)	369	$108,789	$295
Carolinas	236	(29)	207	76,768	371
Arizona	141	(26)	115	38,141	332
Texas	—	—	—	—	—
Total	782	(91)	691	$223,698	324

	Gross
	Number		Contracts		Average
	of Contracts		Signed, Net of	Dollar	Price Per
For the six months ended June 30,	Signed	Cancellations	Cancellations	Value	Unit
2018
Florida	614	(59)	555	$163,561	$295
Carolinas	481	(49)	432	165,933	384
Arizona	346	(50)	296	98,018	331
Texas	124	(56)	68	26,320	387
Total	1,565	(214)	1,351	$453,832	336

2017
Florida	807	(75)	732	$213,835	$292
Carolinas	441	(49)	392	147,083	375
Arizona	282	(51)	231	77,566	336
Texas	—	—	—	—	—
Total	1,530	(175)	1,355	$438,484	324

Backlog for the Florida, Carolinas, Arizona and Texas segments as of June 30, 2018 and 2017 is summarized as follows (dollars in thousands):

			Average
	Number	Dollar	Price
As of June 30,	of Units	Volume	Per Unit
2018
Florida	482	$143,788	$298
Carolinas	289	110,769	383
Arizona	259	85,308	329
Texas	62	25,406	410
Total	1,092	$365,271	334

2017
Florida	559	$165,721	$296
Carolinas	311	119,262	383
Arizona	200	68,381	342
Texas	—	—	—
Total	1,070	$353,364	330